                                                 File Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-55834

PROSPECTUS

                                2,400,000 SHARES

                        (R&G FINANCIAL CORPORATION LOGO)

                     7.60% NONCUMULATIVE PERPETUAL MONTHLY INCOME

                           PREFERRED STOCK, SERIES C

                         PRICE TO PUBLIC: $25 PER SHARE

     R&G Financial Corporation is offering to the public 2,400,000 shares of its 7.60% Noncumulative Perpetual Monthly Income Preferred Stock, Series C. The Series C Preferred Stock has the following characteristics:

     - Annual dividends of $1.90 per share, payable monthly, if declared by the board of directors. Missed dividends never have to be paid.

     - Redeemable at R&G Financial's option beginning on April 1, 2006.

     - No mandatory redemption or stated maturity.

     There is currently no public market for the Series C Preferred Stock. R&G Financial has been approved for listing of the Series C Preferred Stock on the Nasdaq Stock Market under the symbol "RGFCN." Trading of the Series C Preferred Stock on the Nasdaq Stock Market is expected to commence not later than 30 days after the initial delivery of the Series C Preferred Stock.

           INVESTING IN THE SERIES C PREFERRED STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                                                       Per Share      Total
Public Offering Price................................  $  25.00    $60,000,000
Underwriting Discounts...............................  $ 0.7875    $ 1,890,000
Proceeds to R&G Financial............................  $24.2125    $58,110,000

     R&G Financial has also granted the underwriters an over-allotment option to purchase up to 360,000 additional shares of the Series C Preferred Stock.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING LOSS OF THE PRINCIPAL INVESTED.

                  UBS PAINEWEBBER INCORPORATED OF PUERTO RICO

KEEFE, BRUYETTE & WOODS, INC.       POPULAR SECURITIES      SANTANDER SECURITIES

                 THE DATE OF THIS PROSPECTUS IS MARCH 8, 2001.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary...............................    3
Risk Factors..........................    8
Forward Looking Statements............   11
Use of Proceeds.......................   11
Capitalization........................   12
Recent Developments...................   13
Selected Consolidated Financial and
  Other Data..........................   15
Summary of Certain Terms of the Series
  C Preferred Stock...................   18

                                        PAGE
                                        ----
Description of Capital Stock..........   25
Taxation..............................   28
Underwriting..........................   37
Incorporation of Certain Documents by
  Reference...........................   38
Where You Can Find More Information...   39
Legal Matters.........................   39
Experts...............................   40

                             ---------------------

     Prospective investors may rely only on the information incorporated by reference or contained in this prospectus. Neither R&G Financial nor any underwriter has authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the Series C Preferred Stock in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date set forth on the front cover, regardless of the time of delivery of this prospectus or any sale of these securities.

                                    SUMMARY

     This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all the information you should consider. You should also read the more detailed information set out in this prospectus or incorporated by reference into this prospectus and the "Risk Factors" section beginning on page 8. Unless otherwise stated, all information in this prospectus assumes that the underwriters will not exercise their overallotment option to purchase any of the 360,000 shares subject to that option.

                                  THE COMPANY

     R&G Financial is a Puerto Rico chartered financial holding company that operates R&G Mortgage Corp., the second largest mortgage company headquartered in Puerto Rico, R-G Premier Bank of Puerto Rico, a Puerto Rico commercial bank, and Home and Property Insurance Corporation, which it recently acquired. Through R&G Mortgage, R&G Financial also operates Mortgage Store of Puerto Rico, Inc., formerly Champion Mortgage Corporation, and through R-G Premier Bank, it operates Continental Capital Corporation, a Huntington Station, New York mortgage banking company. With its acquisition of Continental in late 1999, R&G Financial plans to expand its mortgage banking operations in the United States, concentrating initially in New York and then into other markets to the extent that it is presented with appropriate expansion opportunities. During late 2000, Continental opened an office in Charlotte, North Carolina.

     R&G Financial, through its subsidiaries, is primarily engaged in a wide range of real estate secured lending activities, including the origination, servicing, purchase and sale of mortgages on single-family residences, the securitization and sale of various mortgage-backed and related securities and the holding and financing of mortgage loans and mortgage-backed and related securities for sale or investment. R&G Financial also originates commercial real estate loans, residential construction loans, commercial business loans and consumer loans for its portfolio. Finally, R&G Financial provides a variety of trust and investment services to its customers.

     R&G Financial has generally sought to achieve long-term financial strength and profitability by increasing the amount and stability of its net interest income and non-interest income. R&G Financial has sought to implement this strategy by (1) establishing and emphasizing the growth of its mortgage banking activities, including the origination and sale of mortgage loans and growing its loan servicing operation; (2) expanding its retail banking franchise in order to achieve increased market presence and to increase core deposits; (3) enhancing its net interest income by increasing its loans held for investment, particularly single-family residential loans and investment securities; (4) developing new business relationships through an increased emphasis on commercial real estate and commercial business lending; (5) diversifying its retail products and services, including an increase in consumer loan originations; (6) meeting the banking needs of its customers through, among other things, the offering of trust and investment services and insurance products; and (7) controlled growth and the pursuit of acquisition opportunities when appropriate.

     R&G Financial recently promoted Ramon Prats, its Vice Chairman, to the office of President. Mr. Prats formerly was Executive Vice President of R&G Mortgage. Mr. Victor Galan continues to hold the positions of R&G Financial's Chairman of the Board and Chief Executive Officer.

     R&G Financial operates its business under the regulations of the Federal Deposit Insurance Corporation and the Office of the Commissioner of Financial Institutions of Puerto Rico. As of September 30, 2000, R&G Financial had consolidated total assets of approximately $3.4 billion, consolidated total deposits of approximately $1.6 billion and consolidated stockholders' equity of approximately $293.8 million. R&G Financial operated 58 mortgage banking and bank branch offices as of that date. R&G Financial's principal executive offices are located at 280 Jesus T. Pinero Avenue, San Juan, Puerto Rico 00918 and its telephone number is (787) 758-2424.

                                  THE OFFERING

Series C Preferred Stock
  Offered.....................   2,400,000 shares; 2,760,000 shares if the
                                 underwriters' over-allotment option is
                                 exercised in full.

Offering Price................   $25 per share.

Liquidation Preference........   If R&G Financial is liquidated or dissolved,
                                 you will be entitled to receive $25 per share plus accrued dividends for the current month from any assets available for distribution. You will be paid before any of R&G Financial's assets are distributed to holders of common stock or any stock ranking junior to the Series
                                 C Preferred Stock.

Dividends.....................   Dividends will be paid on the first day of each
                                 month beginning on April 1, 2001. The board of directors must approve each dividend payment and any payment it does not approve never has to be paid. The fixed annual dividend rate is equal to 7.60% of the liquidation preference per share.

No Voting Rights..............   You will not have any voting rights, except as
                                 described on page 22 of this prospectus.

Redemption at R&G Financial's
  Option......................   Series C Preferred Stock may be redeemed in
                                 whole or in part from time to time, beginning on April 1, 2006 at R&G Financial's option.
                                 Redemption prices are discussed on page 20 of this prospectus.

No Maturity Date or Mandatory
  Redemption..................   The Series C Preferred Stock does not have a
                                 maturity date. R&G Financial is not required to provide for the retirement of the Series C
                                 Preferred Stock by mandatory redemption or sinking fund payments.

Rank..........................   The Series C Preferred Stock ranks senior to
                                 the common stock of R&G Financial and on an equal basis to R&G Financial's outstanding
                                 Series A Preferred Stock and Series B Preferred
                                 Stock for purposes of dividend rights and the distribution of assets upon liquidation. R&G
                                 Financial may not issue preferred stock ranking senior to the Series C Preferred Stock without the approval of holders of at least two-thirds of the Series C Preferred Stock.

Use of Proceeds...............   R&G Financial is raising funds in this offering
                                 primarily to support further growth in the business of R-G Premier Bank, one of its principal operating subsidiaries. The net proceeds will increase R-G Premier Bank's regulatory capital, which will facilitate its ability to increase deposits and borrowings to fund additional investments. Some of the proceeds will be retained by R&G Financial for working capital purposes.

Nasdaq Stock Market Listing...   R&G Financial has been approved for listing of
                                 the Series C Preferred Stock on the Nasdaq
                                 Stock Market under the symbol "RGFCN." Trading of the Series C Preferred Stock on the Nasdaq
                                 Stock Market is expected to commence not later than 30 days after the initial delivery of the Series C Preferred Stock.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     You should read the summary consolidated financial information presented below, together with R&G Financial's consolidated financial statements and notes which are incorporated by reference into this prospectus and with R&G Financial's historical financial information included under "Selected Consolidated Financial and Other Data" beginning on page 15 of this prospectus. Per share information takes into account prior stock splits and dividends.

     The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders' equity for the period. Both ratios have been computed using month-end averages. The ratios for the nine-month periods ended September 30, 2000 and 1999 have been presented on an annualized basis.

                                       NINE MONTHS
                                          ENDED
                                      SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    2000         1999         1999         1998         1997         1996         1995
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                        (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE SHEET DATA:
  Total assets.................  $3,409,022   $2,653,747   $2,911,993   $2,044,782   $1,510,746   $1,037,798   $  853,206
  Stockholders' equity.........     293,768      245,419      269,535      221,162      138,054      115,633       66,385
  Stockholders' equity per
    common share...............        7.63         6.82         6.79         5.99         4.88         4.09         3.55
INCOME STATEMENT DATA:
  Net income...................  $   31,557   $   33,077   $   41,335   $   34,034   $   23,497   $   13,200   $   10,449
  Diluted earnings per common
    share......................        0.93         1.03         1.28         1.12         0.81         0.59         0.56
OPERATING DATA:
  Loan production..............  $1,263,119   $1,437,350   $1,977,322   $1,426,069   $  906,324   $  624,571   $  467,675
  Loan servicing portfolio.....   6,530,986    5,434,588    6,177,511    4,827,798    3,000,888    2,550,169    2,298,200
PERFORMANCE RATIOS:
  Return on average assets.....        1.32%        1.93%        1.72%        1.95%        1.85%        1.38%        1.47%
  Return on average common
    equity.....................       17.75        22.01        20.23        21.32        18.69        15.54        17.08
  Net interest margin..........        2.24         2.70         2.60         2.72         3.12         3.24         3.26
ASSET QUALITY RATIOS:
  Non-performing assets to
    total assets at end of
    period.....................        2.70%        2.13%        2.26%        2.41%        2.12%        1.90%        1.32%
  Non-performing loans to total
    loans at end of period.....        4.61         3.68         3.66         4.08         3.89         3.09         2.18
  Allowance for loan losses to
    total loans at end of
    period.....................        0.61         0.64         0.55         0.74         0.87         0.55         0.72
  Allowance for loan losses to
    total non-performing loans
    at end of period...........       13.23        17.26        15.11        17.92        22.34        17.64        33.19
  Net charge-offs to average
    loans outstanding..........        0.16         0.18         0.25         0.55         0.40         0.75         0.08

       RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth R&G Financial's consolidated ratios of earnings to fixed charges and preferred stock dividends for the respective periods indicated. R&G Financial issued its Series A Preferred Stock in August 1998, and its Series B Preferred Stock in December 1999. The consolidated ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and preferred stock dividends.

                                                      NINE MONTHS
                                                         ENDED
                                                     SEPTEMBER 30,        YEAR ENDED DECEMBER 31,
                                                     --------------   --------------------------------
                                                     2000     1999    1999   1998   1997   1996   1995
                                                     -----    -----   ----   ----   ----   ----   ----
Earnings to fixed charges and preferred stock
  dividends:
  Including interest on deposits...................  1.29x    1.51x   1.45x  1.53x  1.52x  1.42x  1.50x
  Excluding interest on deposits...................  1.52     2.01    1.86   2.00   2.11   2.06   2.48

     For purposes of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings represent income from continuing operations before income taxes, extraordinary items and the cumulative effect of a change in accounting principle plus fixed charges. Fixed charges and preferred stock dividends represent total interest expense, including and excluding interest on deposits, as applicable, as well as the amount of pre-tax earnings required to pay dividends on R&G Financial's Series A Preferred Stock and Series B Preferred Stock, together with a reasonable approximation of the interest component of rental expense.

                                  RISK FACTORS

     You should carefully read the following risk factors before you decide to buy any Series C Preferred Stock. You should also consider the other information in this prospectus and the documents that are incorporated by reference.

AN INVESTMENT IN THE SERIES C PREFERRED STOCK INVOLVES CERTAIN RISKS

     Dividends Will Not Be Paid Unless Declared by the Board of
Directors. Monthly dividends will only be paid if declared by R&G Financial's Board of Directors. The Board of Directors is not obligated or required to declare any monthly dividends.

     Missed Dividends Never Have to Be Paid. If R&G Financial's Board of Directors does not declare a dividend for a particular month, those dividends never have to be paid.

     Banking Regulations May Restrict R&G Financial's Ability to Pay Dividends. R&G Financial may not be able to pay dividends in the future if it does not earn sufficient operating income. Federal Reserve Board policy states that a bank holding company should pay dividends only out of its current operating earnings. R&G Financial had net income from operations of $31.6 million for the nine months ended September 30, 2000.

     Payment of Dividends May Be Restricted by the Ability of R&G Financial's Subsidiaries to Pay Dividends to R&G Financial. R&G Financial is a holding company with no significant business operations of its own. R&G Financial's only significant source of cash to pay dividends on the Series C Preferred Stock will consist of distributions from its subsidiaries. There can be no assurance that the earnings from R&G Financial's subsidiaries will be sufficient to make distributions to R&G Financial to enable payment of dividends on the Series C Preferred Stock or, in the case of R-G Premier Bank, that such distributions will be permitted by applicable banking laws and regulations. The ability of R-G Premier Bank to pay dividends may, under certain circumstances, be limited by Puerto Rico and federal banking laws and regulations. R&G Mortgage is a party to certain indebtedness contracts that may limit or prevent it from paying dividends to R&G Financial if it does not comply with certain terms and conditions set forth in these contracts.

     There May Be No Active or Liquid Market for the Series C Preferred
Stock. Prior to this offering, there has been no public market for the Series C Preferred Stock. R&G Financial has been approved for listing of the Series C Preferred Stock on the Nasdaq Stock Market under the symbol "RGFCN." However, there can be no assurance that an established and liquid trading market for the Series C Preferred Stock will develop, that it will continue if it does develop, or that after the completion of this offering, the Series C Preferred Stock will trade at or above the public offering price set forth on the cover of this prospectus.

FLUCTUATIONS IN INTEREST RATES MAY IMPACT R&G FINANCIAL'S BUSINESS

     Interest rate fluctuations are the primary market risks affecting R&G Financial. Changes in interest rates affect the following areas of its business:

     - the number of mortgage loans originated and purchased;

     - the interest income earned on loans and securities;

     - gain on sale of loans;

     - the value of securities holdings; and

     - the value of its servicing asset.

     Increases in Interest Rates Reduce Demand for Mortgage Loans. Higher interest rates increase the cost of mortgage loans to consumers and reduce demand for mortgage loans, which negatively impacts R&G Financial's profits. Reduced demand for mortgage loans results in reduced loan originations by R&G Financial, lower mortgage origination income and lower gain on sales of loans. Demand for refinance loans is particularly sensitive to increases in interest rates.

     Increases in Interest Rates Reduce Net Interest Income. Increases in short-term interest rates reduce net interest income, which is an important part of R&G Financial's earnings. Net interest income is the difference between the interest received by R&G Financial on its assets and the interest paid on its borrowings. Most of R&G Financial's assets, like its mortgage loans and mortgage-backed securities are long-term assets. In contrast, most of R&G Financial's borrowings are short-term. When interest rates rise, R&G Financial must pay more in interest while interest earned on its assets does not rise as quickly. This causes profits to decrease.

     Increases in Interest Rates May Reduce or Eliminate Gain on Sale of Mortgage Loans. If long-term interest rates increase between the time R&G Financial commits to or establishes an interest rate on a mortgage loan and the time it sells the loan, R&G Financial may realize a reduced gain or a loss on such sale.

     Increases in Interest Rates May Reduce the Value of Mortgage Loans and Securities' Holdings. Increases in interest rates may reduce the value of R&G Financial's financial assets and have an adverse impact on its earnings and financial condition. R&G Financial owns a substantial portfolio of mortgages, mortgage-backed securities and other debt securities, which have both fixed and adjustable interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise (which may have an adverse effect on R&G Financial's earnings and financial condition) and increases when prevailing interest rates fall (which may have a favorable impact on R&G Financial's earnings and financial condition).

     Decreases in Interest Rates May Adversely Affect Value of Servicing
Asset. Decreases in interest rates lead to increases in the prepayment of mortgages by borrowers, which may reduce the value of R&G Financial's servicing asset. The servicing asset is the estimated present value of the fees R&G Financial expects to receive on the mortgages it services over their expected term. If prepayments increase above expected levels, the value of the servicing asset decreases because the amount of futures fees expected to be received by R&G Financial decreases. R&G Financial may be required to recognize this decrease in value by taking a charge against its earnings, which would cause its profits to decrease.

R&G FINANCIAL'S BUSINESS OPERATIONS INVOLVE CERTAIN RISKS

     R&G Financial Is Subject to Default and Recourse Risk in Connection with its Loan Originations. From the time that R&G Financial funds the mortgage loans it originates for third parties to the time it sells them, R&G Financial is generally at risk for any mortgage loan defaults. Once R&G Financial sells the mortgage loans, the risk of loss from mortgage loan defaults and foreclosures passes to the purchaser or insurer of the mortgage loans. However, in the ordinary course of business, R&G Financial makes certain representations and warranties to the purchasers and insurers of mortgage loans. If a mortgage loan defaults and there has been a breach of any of these representations or warranties, R&G Financial may become liable for the unpaid principal and interest on the defaulted mortgage loan and may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loan. In addition, with respect to the non-conventional mortgage loans originated by R&G Financial, which are subsequently securitized and sold, R&G Financial occasionally provides recourse in the event of mortgage loan defaults and/or foreclosures or certain documentation deficiencies. At September 30, 2000, there were $630.1 million of loans subject to such recourse provisions.

     R&G Financial Is Subject to Default Risk in Connection with R-G Premier Bank's Loan Originations. R-G Premier Bank is subject to the risk of loss from mortgage loan defaults and foreclosures with respect to the loans originated for its portfolio by R&G Mortgage. All of the loans originated for R-G Premier Bank's portfolio are based on its Board approved written underwriting policy and procedures. Notwithstanding the care with which loans are originated, industry experience indicates that a portion of R-G Premier Bank's loans will become delinquent and a portion of the loans will require partial or entire charge-offs. Regardless of the underwriting criteria utilized by R-G Premier Bank, losses may be experienced as a result of various factors beyond R-G Premier Bank's control, including, among others, changes in market conditions affecting the value of collateral and problems affecting the credit of the borrower. Due to the concentration of loans in Puerto Rico, adverse economic conditions in Puerto Rico could result in a decrease in the value of R-G Premier Bank's loan portfolio and underlying collateral. Although loan delinquencies have historically been higher in Puerto Rico than in the United States, loan charge-offs have historically been lower than in the United States.

     R-G Premier Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, general economic conditions in its market area and other factors related to the collectibility of the loan portfolio. Although R-G Premier Bank's management utilizes its best judgment in providing for loan losses, there can be no assurance that R-G Premier Bank will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond the control of R-G Premier Bank. Any such increases in R-G Premier Bank's provisions for loan losses or any loan losses in excess of its provisions with respect thereto would have a negative impact on R&G Financial's future financial condition and/or results of operations.

     R&G Financial's Exposure to Larger Credit Risk Will Increase as a Consequence of the Increase in R-G Premier Bank's Commercial Banking
Activities. R-G Premier Bank has increased its emphasis on residential construction, commercial real estate and commercial business lending, which is likely to increase overall credit risk. R-G Premier Bank generally charges higher interest rates on commercial and residential construction loans than on permanent residential mortgage loans, because larger loan losses are expected in this business line. Generally, commercial and construction loans are considered to be riskier than permanent residential mortgage loans because they have larger balances to a single borrower or group of related borrowers. In addition, the borrower's ability to repay a commercial loan depends on the successful operation of the business or the property securing the loan. If R-G Premier Bank experiences loan losses that exceed its allowance for loan losses, R&G Financial's profits and financial condition would be adversely affected.

     R&G Financial Is Subject to Risks in Servicing Loans for Others. R&G Financial is also affected by mortgage loan delinquencies and defaults on mortgage loans that it services for third parties. Under certain types of servicing contracts, the servicer must forward all or part of the scheduled payments to the owner of the mortgage loan, even when mortgage loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of mortgage loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even though sufficient escrow funds may not be available. The servicer will generally recover its advances from the mortgage owner or from liquidation proceeds when the mortgage loan is foreclosed.

However, in the interim, the servicer must absorb the cost of funds advanced during the time the advance is outstanding. Further, the servicer must bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be repaid as a result of foreclosure proceedings. As a consequence, R&G Financial is required to forego servicing income from the time such loan becomes delinquent, and into the future.

     R&G Financial's Business Is Concentrated in Puerto Rico, and Adverse Conditions in Puerto Rico Could Negatively Impact its Operations. R&G Financial's business activities and credit exposure are concentrated with customers in Puerto Rico. Accordingly, its financial condition and results of operations are dependent to a significant extent upon the economic conditions in Puerto Rico. Any significant adverse economic developments in Puerto Rico could result in a decrease in loan originations, an increase in the level of nonperforming assets and a reduction in the value of R&G Financial's loans, real estate owned and mortgage servicing portfolio.

                           FORWARD LOOKING STATEMENTS

     This prospectus contains and incorporates by reference certain forward looking statements regarding R&G Financial's financial condition, results of operations and business. These statements are not historical facts and include statements about R&G Financial's operations, performance and financial condition, including its future economic performance, plans and objectives and the likelihood of success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond the control of R&G Financial. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions are meant to identify these forward-looking statements. Actual results may differ materially from those expressed or implied by these forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to R&G Financial from the sale of the shares of Series C Preferred Stock is expected to be $57,834,375 ($66,550,875 if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and estimated offering expenses. See "Underwriting."

     R&G Financial intends to use the net proceeds primarily to support further growth in the business of R-G Premier Bank. R&G Financial anticipates contributing at least a majority of the net proceeds to R-G Premier Bank, which will increase its regulatory capital, thereby facilitating its ability to increase deposits and borrowings to fund additional investments. R&G Financial intends to retain the balance of the net proceeds, which would be used for general corporate purposes, which may include funding a passive portfolio of equity and debt investments as permitted by applicable banking laws and regulations; funding possible acquisitions of banking and other financial institutions; and increasing working capital. R&G Financial does not at present have any definitive plans to use any of the net proceeds of this offering for an acquisition.

                                 CAPITALIZATION

     The following table sets forth R&G Financial's unaudited consolidated capitalization at September 30, 2000, and as adjusted to reflect the issuance of the shares of Series C Preferred Stock offered by this prospectus and the application of the net proceeds therefrom, as if the sale of the Series C Preferred Stock had been consummated on September 30, 2000. In addition to the indebtedness reflected below, R&G Financial had total deposits of $1.6 billion at September 30, 2000. The table does not give effect to any exercise of the over-allotment option granted to the underwriters. This table should be read in conjunction with R&G Financial's consolidated financial statements and related notes incorporated by reference into this prospectus.

                                                                  SEPTEMBER 30, 2000
                                                              --------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   ------------
                                                                (DOLLARS IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
Borrowings(1)...............................................  $1,473,118     $1,473,118
                                                              ==========     ==========
Stockholders' equity:
  Preferred stock, $0.01 par value, 10,000,000 shares
     authorized:
     2,000,000 Series A Preferred Stock, actual.............  $   50,000     $   50,000
     1,000,000 Series B Preferred Stock, actual.............      25,000         25,000
     2,400,000 Series C Preferred Stock, as adjusted........          --         60,000
  Common stock, $0.01 par value:
     Class A shares, 40,000,000 shares authorized;
      18,440,556 shares issued and outstanding..............         184            184
     Class B Shares, 30,000,000 shares authorized;
      10,225,696 shares issued and outstanding..............         102            102
  Additional paid-in capital................................      40,794         38,628
  Retained earnings.........................................     179,331        179,331
  Capital reserves of R-G Premier Bank......................       5,096          5,096
  Accumulated other comprehensive income....................      (6,739)        (6,739)
                                                              ----------     ----------
          Total stockholders' equity........................  $  293,768     $  351,602
                                                              ==========     ==========
          Common stockholders' equity per share.............  $     7.63     $     7.55
                                                              ==========     ==========

---------------

(1) Includes securities sold under agreements to repurchase, notes payable and other borrowings.

                              RECENT DEVELOPMENTS

     The related consolidated financial and other data set forth below as of December 31, 1999 are derived from R&G Financial's audited consolidated financial statements. The consolidated financial and other data for the year ended December 31, 2000 is unaudited.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Total assets..............................................  $3,539,444   $2,911,993
  Stockholders' equity......................................     308,836      269,535
  Stockholders' equity per common share.....................        8.16         6.79
INCOME STATEMENT DATA:
  Net income................................................  $   43,633   $   41,335
  Diluted earnings per common share.........................        1.30         1.28
OPERATING DATA:
  Loan production...........................................  $1,729,373   $1,977,322
  Loan servicing portfolio..................................   6,634,059    6,177,511
PERFORMANCE RATIOS:
  Return on average assets..................................        1.34%        1.72%
  Return on average common equity...........................       18.00        20.23
  Net interest margin.......................................        2.16         2.60
ASSET QUALITY RATIOS:
  Non-performing assets to total assets at end of period....        2.96%        2.26%
  Non-performing loans to total loans at end of period......        5.38         3.66
  Allowance for loan losses to total loans at end of
     period.................................................        0.66         0.55
  Allowance for loan losses to total non-performing loans at
     end of period..........................................       12.21        15.11
  Net charge-offs to average loans outstanding..............        0.17         0.25

RESULTS OF OPERATIONS

     During the year ended December 31, 2000, R&G Financial reported net income of $43.6 million or $1.30 of earnings per diluted share. Net income increased by $2.3 million or 5.6% during the year ended December 31, 2000, as compared to 1999, due to a $8.4 million increase in net interest income and a $8.5 million increase in total other income, which was partially offset by a $11.5 million increase in total operating expenses. The increase in net interest income during 2000 was due primarily to increases in R&G Financial's loan and securities portfolios (which increased in the aggregate from $2.7 billion at December 31, 1999 to $3.3 billion at December 31, 2000), which was partially offset by a decline in R&G Financial's net interest margin (from 2.60% for 1999 to 2.16% for 2000). R&G Financial was able to compensate for the increase in interest rates during the year by increasing its volume of loans and securities.

     The increase in total other income during 2000 reflected the increase in gains recognized on the origination and sale of loans and, to a lesser extent, continued efforts by R&G Financial to diversify its revenues. During the last quarter of 2000, R&G Financial acquired Home and Property, an insurance agency, as a wholly owned subsidiary. Home and Property offers property, casualty, credit life and title insurance. R&G Financial believes that Home and Property offers it significant opportunities to sell insurance products to its large customer base.

     The increases in total operating expenses during 2000 reflected additional expenses relating to the operations of Continental, Huntington Station, New York, which R&G Financial acquired in October

1999, as well as the general growth in R&G Financial's operations. In addition, during 2000, R&G Financial opened two new branch offices which contributed to the increase in operating expenses.

CHANGES IN FINANCIAL CONDITION

     At December 31, 2000, R&G Financial's total assets amounted to $3.5 billion, as compared to $2.9 billion at December 31, 1999. The $627.5 million or 21.6% increases in total assets during the year ended December 31, 2000 was primarily the result of a $437.4 million or 61.4% increase in mortgage-backed securities available for sale, a $110.1 million or 42.7% increase in investment securities available for sale, and a $68.3 million or 4.4% increase in net loans receivable.

     At December 31, 2000, R&G Financial's allowance for loan losses totaled $11.6 million, which represented a $2.6 million or 29.3% increase from the level maintained at December 31, 1999. At December 31, 2000, R&G Financial's allowance represented approximately 0.66% of the total loan portfolio and 12.21% of total non-performing loans, as compared to 0.55% and 15.11% at December 31, 1999. The increase in the allowance for loan losses reflected the increase in R&G Financial's commercial real estate and construction loan portfolio as well as the increase in R&G Financial non-performing loans during the year. While non-performing loans amounted to $95.0 million at December 31, 2000, as compared to $59.4 million at December 31, 1999, $31.8 million or 89.3% of such increase consisted of residential mortgage loans. Because of the nature of the collateral, R&G Financial has historically recognized a low level of loan charge-offs. R&G Financial's aggregate charge-offs amounted to 0.17% during 2000, as compared to 0.25% during 1999. Although loan delinquencies have historically been higher in Puerto Rico than in the United States, loan charge-offs have historically been lower than in the United States. While the ratio of non-performing loans to total loans increased from 3.66% to 5.38% from December 31, 1999 to December 31, 2000, the increase in the ratio was made larger than it would otherwise have been due to significant loan securitizations during the last two quarters of 2000, which reduced the amount of loans considered in the calculation of the ratio. Without giving effect to loan securitizations, during the years ended December 31, 2000 and 1999, the ratio of non-performing loans to total loans would have been 4.37% and 3.44%, respectively.

     At December 31, 2000, R&G Financial's deposits totaled $1.7 billion, as compared to $1.3 billion at December 31, 1999. In addition, at December 31, 2000, R&G Financial had $1.5 billion of borrowings (consisting of securities sold under agreements to repurchase, notes payable and FHLB advances), as compared to $1.3 billion at December 31, 1999. R&G Financial utilized deposits (primarily certificates of deposits) and FHLB advances to fund its growth during 2000.

     Stockholders' equity increased from $269.5 million at December 31, 1999 to $308.8 million at December 31, 2000. The $39.3 million or 14.6% increase was due primarily to net income recognized during the year, together with a decrease in unrealized losses on securities available for sale.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected consolidated financial and other data below should be read in connection with the consolidated financial information included in R&G Financial's Annual Report on Form 10-K for the year ended December 31, 1999 and its Quarterly Report on Form 10-Q for the nine months ended September 30, 2000, incorporated by reference in this prospectus. The consolidated financial information for the nine month periods ended September 30, 2000 and 1999 are derived from R&G Financial's unaudited consolidated financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. Results for the nine month period ended September 30, 2000 are not necessarily indicative of R&G Financial's results for the full year.

                                            AT OR FOR THE
                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                       -----------------------   --------------------------------------------------------------
                                          2000         1999         1999         1998         1997         1996         1995
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
SELECTED BALANCE SHEET DATA:
Total assets(1)......................  $3,409,022   $2,653,747   $2,911,993   $2,044,782   $1,510,746   $1,037,798   $  853,206
Loans receivable, net................   1,713,641    1,370,661    1,563,007    1,073,668      765,059      603,751      473,841
Mortgage loans held for sale.........     115,144       71,600       77,277      117,126       46,885       54,450       21,318
Mortgage-backed and investment
  securities held for trading........      11,901       50,232       43,564      450,546      401,039      110,267      113,809
Mortgage-backed securities available
  for sale...........................     940,887      684,518      712,705       95,040       46,004       50,841       61,008
Mortgage-backed securities held to
  maturity...........................      20,501       24,112       23,249       28,255       33,326       37,900       41,731
Investment securities available for
  sale...............................     375,847      224,236      258,164       59,502       75,863       30,973        3,280
Investment securities held to
  maturity...........................       5,432        5,939        5,438        6,344       10,693        5,270        2,046
Servicing asset......................      90,389       71,419       84,253       58,221       21,213       12,595        8,210
Cash and cash equivalents(2).........      46,494       76,117       65,996      103,728       68,366       98,856      104,195
Deposits.............................   1,582,358    1,270,212    1,330,506    1,007,297      722,418      615,567      518,187
Securities sold under agreements to
  repurchase.........................     838,202      672,882      731,341      471,422      433,135       97,444       98,483
Notes payable........................     161,533      140,629      132,707      182,748      103,453      126,842       77,130
Other borrowings(3)..................     473,384      283,500      408,843      130,000       86,359       65,463       67,315
Subordinated notes...................          --           --           --           --        3,250        3,250        3,250
Stockholders' equity.................     293,768      245,419      269,535      221,162      138,054      115,633       66,385
Stockholders' equity per common
  share(4)...........................        7.63         6.82         6.79         5.99         4.88         4.09         3.55
SELECTED INCOME STATEMENT DATA:
Revenues:
  Net interest income................  $   49,371   $   41,566   $   56,578   $   43,973   $   36,530   $   28,923   $   21,273
  Provision for loan losses..........      (4,350)      (3,400)      (4,525)      (6,600)      (6,370)      (4,258)        (950)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net interest income after provision
    for loan losses..................      45,021       38,166       52,053       37,373       30,160       24,665       20,323
  Loan administration and servicing
    fees.............................      22,720       18,914       27,109       15,987       13,214       13,029       11,030
  Net gain on sale of loans..........      28,220       28,475       37,098       34,956       23,286       12,285        8,384
  Other(5)...........................       5,209        5,009        6,604        5,527        4,605        3,938        4,028
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total revenues...............     101,170       90,564      122,864       93,843       71,265       53,917       43,765
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Expenses:
  Compensation and benefits..........      19,952       16,414       24,433       17,095       13,653       10,794        8,284
  Occupancy expenses.................       9,952        7,994       11,289        8,987        7,131        5,531        4,711
  SAIF special assessment............          --           --           --           --           --        2,508           --
  General and administrative
    expenses.........................      30,381       23,529       33,568       22,687       18,252       15,424       13,731
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total expenses...............      60,285       47,937       69,290       48,769       39,036       34,257       26,726
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------

                                            AT OR FOR THE
                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                       -----------------------   --------------------------------------------------------------
                                          2000         1999         1999         1998         1997         1996         1995
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before minority interest in
  the Bank and income taxes..........  $   40,885   $   42,627   $   53,574   $   45,074   $   32,229   $   19,660   $   17,039
Minority interest in the Bank's
  earnings...........................          --           --           --           --           --          538          743
Income taxes.........................       9,328        9,550       12,239       11,040        8,732        5,922        5,847
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income...........................      31,557       33,077       41,335       34,034       23,497       13,200       10,449
Less: Dividends on preferred stock...      (4,228)      (2,775)      (3,754)      (1,233)          --           --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income available to common
  stockholders.......................  $   27,329   $   30,302   $   37,581   $   32,801   $   23,497   $   13,200   $   10,449
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic earnings per common share(4)...  $     0.95   $     1.06   $     1.31   $     1.15   $     0.83   $     0.60   $     0.56
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Diluted earnings per common
  share(4)...........................  $     0.93   $     1.03   $     1.28   $     1.12   $     0.81   $     0.59   $     0.56
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
SELECTED OPERATING DATA(6):
PERFORMANCE RATIOS AND OTHER DATA:
Loan production......................  $1,263,119   $1,437,350   $1,977,322   $1,426,069   $  906,324   $  624,571   $  467,675
Loan servicing portfolio.............   6,530,986    5,434,588    6,177,511    4,827,798    3,000,888    2,550,169    2,298,200
Return on average assets.............        1.32%        1.93%        1.72%        1.95%        1.85%        1.38%        1.47%
Return on average common equity......       17.75        22.01        20.23        21.32        18.69        15.54        17.08
Equity to assets at end of period....        8.62         9.25         9.26        10.82         9.13        11.14         7.78
Interest rate spread(7)..............        2.04         2.47         2.40         2.43         2.88         3.00         2.93
Net interest margin(7)...............        2.24         2.70         2.60         2.72         3.12         3.24         3.26
Average interest-earning assets to
  average interest-bearing
  liabilities........................      103.64       104.82       104.21       105.93       104.61       104.60       106.50
Total other expenses to average total
  assets.............................        2.53         2.10         2.88         2.80         3.08         3.59         3.80
Cash dividends declared per common
  share(4)...........................  $    0.146   $    0.107   $    0.149   $    0.111   $    0.065   $    0.069   $       --
ASSET QUALITY RATIOS(8):
Non-performing assets to total assets
  at end of period...................        2.70%        2.13%        2.26%        2.41%        2.12%        1.90%        1.32%
Non-performing loans to total loans
  at end of period...................        4.61         3.68         3.66         4.08         3.89         3.09         2.18
Allowance for loan losses to total
  loans at end of period.............        0.61         0.64         0.55         0.74         0.87         0.55         0.72
Allowance for loan losses to total
  non-performing loans at end of
  period.............................       13.23        17.26        15.11        17.92        22.34        17.64        33.19
Net charge-offs to average loans
  outstanding........................        0.16         0.18         0.25         0.55         0.40         0.75         0.08
BANK REGULATORY CAPITAL RATIOS(9):
Tier 1 risk-based capital ratio......       11.40%       11.82%       12.36%       13.41%       13.10%       13.91%       10.53%
Total risk-based capital ratio.......       12.17        12.67        13.08        14.46        14.00        14.79        11.66
Tier 1 leverage capital ratio........        6.19         6.66         7.07         8.04         7.34         8.45         6.25

---------------

(1) At September 30, 2000, R&G Mortgage and R-G Premier Bank had total assets of $771.9 million and $2.75 billion, respectively, before consolidation.
(2) Comprised of cash and due from banks, securities purchased under agreements to resell, time deposits with other banks and federal funds sold, all of which had original maturities of 90 days or less.
(3) Comprised of long-term debt, advances from the Federal Home Loan Bank of New York, federal funds purchased and other secured borrowings.
(4) Per share information for all periods presented takes into consideration prior stock splits and dividends.
(5) Comprised of change in provision for cost in excess of market value of loans available for sale and other miscellaneous revenue sources, including service charges, fees and other income.

(6) With the exception of end of period ratios, all ratios for R&G Mortgage are based on the average of month-end balances, while all ratios for the Bank are based on average daily balances.
(7) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percent of average interest-earning assets.
(8) Non-performing loans consist of non-accrual loans and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.
(9) All of such ratios were in compliance with the applicable requirements of the FDIC.

            SUMMARY OF CERTAIN TERMS OF THE SERIES C PREFERRED STOCK

GENERAL

     The following summary sets forth the material terms and provisions of the Series C Preferred Stock. The summary is qualified in its entirety by reference to the terms and provisions of R&G Financial's Certificate of Incorporation and to the Certificate of Designation creating the Series C Preferred Stock (the "Certificate of Designation"), copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

     The Series C Preferred Stock constitutes an authorized series of R&G Financial's preferred stock. R&G Financial may issue preferred stock from time to time in one or more series with such rights, preferences and limitations as are determined by its Board of Directors. R&G Financial's Board of Directors has authorized the issuance of the Series C Preferred Stock offered hereby, with the designations, dividend rights, redemption and other provisions set forth in the Certificate of Designation and as described generally below.

     R&G Financial issued $50,000,000 of 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series A ($25 liquidation preference per share) in August 1998 (the "Series A Preferred Stock"), and $25,000,000 of 7.75% Noncumulative Perpetual Monthly Income Preferred Stock, Series B ($25 liquidation preference per share) in December 1999 (the "Series B Preferred Stock"). The Series C Preferred Stock offered by this prospectus ranks equal (or "pari passu") with the Series A Preferred Stock and the Series B Preferred Stock as to payments of dividends and as to any preferences on the voluntary or involuntary liquidation, dissolution or winding up of R&G Financial.

DIVIDENDS

     If declared at the option of R&G Financial's Board of Directors or an authorized committee, holders of record of the Series C Preferred Stock will be entitled to receive cash dividends in the amount of $1.90 per share each year, which is equivalent to 7.60% of the liquidation preference of $25.00 per share. R&G Financial is not required to declare or pay dividends on the Series C Preferred Stock, even if it has funds available for the payment of such dividends. Dividends may only be paid out of funds that are legally available for this purpose.

     Dividends on the Series C Preferred Stock will accrue from its date of original issuance and will be payable on the first day of each month in United States dollars beginning on April 1, 2001. In the case of the dividend payable on April 1, 2001, this dividend will cover the period from the date of issuance of the Series C Preferred Stock to and including March 31, 2001. Thereafter, dividends will accrue for each monthly dividend period commencing on the first day of each month and ending on and including the date next preceding the first day of the next month. Payment of dividends will be made to the holders of record of the Series C Preferred Stock as they appear on the books of R&G Financial on the fifteenth day of the month preceding the date on which the dividends are payable. If any date on which dividends are payable is not a Business Day, then payment of the dividend will be made on the next Business Day without any interest or other payment in respect of the delay. A "Business Day" is a day other than a Saturday or Sunday or a general banking holiday in San Juan, Puerto Rico or New York, New York.

     Dividends on the Series C Preferred Stock will be noncumulative. If the Board of Directors does not declare a dividend for any monthly dividend period on the Series C Preferred Stock, then the holders of Series C Preferred Stock will not have a right to receive a dividend for that monthly dividend period, whether or not dividends on the Series C Preferred Stock are declared for any future monthly dividend period.

     Dividends for any monthly dividend period will be paid in equal installments in the amount of $0.1583333 per share. The aggregate payment made to each holder will be rounded to the next lowest cent. The amount of dividends payable for any period shorter than a full monthly dividend period will be computed on the basis of the actual number of days elapsed in that period.

     Dividend payments will be mailed to the record holders of the Series C Preferred Stock at their addresses appearing on the register for the Series C Preferred Stock.

     The terms of the Series C Preferred Stock do not permit R&G Financial to declare, set apart or pay any dividend or make any other distribution of assets on, or redeem, purchase, set apart or otherwise acquire shares of common stock or of any other class of stock of R&G Financial ranking junior to the Series C Preferred Stock as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of R&G Financial, unless certain conditions are met. Those conditions are (1) all accrued and unpaid dividends on the Series C Preferred Stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date shall have been paid or are paid contemporaneously, (2) the full monthly dividend on the Series C Preferred Stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment, and
(3) R&G Financial has not defaulted in the payment of the redemption price of any shares of Series C Preferred Stock called for redemption. See "Redemption at the Option of R&G Financial." The above limitations do not apply to stock dividends or other distributions made in stock of R&G Financial ranking junior to the Series C Preferred Stock as to the payment of dividends and as to the distribution of assets. The above limitations also do not apply to conversions or exchanges for stock of R&G Financial ranking junior to the Series C Preferred Stock as to the payment of dividends and as to the distribution of assets.

     If R&G Financial is unable to pay in full the dividends on the Series C Preferred Stock and on any other shares of stock of equal rank as to the payment of dividends with the Series C Preferred Stock, all dividends declared upon the Series C Preferred Stock and any such other shares of stock will be declared pro rata. In this event, each share of Series C Preferred Stock and of the other classes of stock of equal rank will receive dividends in the same proportion as the $25.00 per share liquidation preference of the Series C Preferred Stock bears to the per share liquidation preference of the other classes of equally ranked stock.

     For a discussion of the tax treatment of distributions to stockholders see "Taxation -- Puerto Rico Taxation," and "-- United States Taxation," and for a discussion of certain potential regulatory limitations on R&G Financial's ability to pay dividends, see "Risk Factors -- Banking Regulations May Restrict R&G Financial's Ability to Pay Dividends."

NO CONVERSION OR EXCHANGE RIGHTS

     The Series C Preferred Stock will not be convertible into, or exchangeable for any other securities of R&G Financial.

REDEMPTION AT THE OPTION OF R&G FINANCIAL

     R&G Financial may not redeem the shares of the Series C Preferred Stock prior to April 1, 2006. On and after that date, R&G Financial may redeem the Series C Preferred Stock for cash, at its option, in whole or in part, at the redemption prices shown below plus accrued and unpaid dividends for the then current monthly dividend period to the redemption date. The redemption prices for the twelve month periods beginning on April 1, 2006 are shown below.

YEAR                                                          REDEMPTION PRICE
----                                                          ----------------
2006........................................................       $25.50
2007........................................................        25.25
2008 and thereafter.........................................        25.00

     In the event that R&G Financial elects to redeem less than all of the outstanding shares of the Series C Preferred Stock, the total number of shares to be redeemed shall be allocated pro rata or by lot as may be determined by the Board of Directors or by such other method as the Board of Directors may approve and deem equitable, including any method to conform to any rule or regulation of any national or regional stock exchange or automated quotation system upon which the shares of the Series C Preferred Stock may at the time be listed or eligible for quotation.

     R&G Financial may redeem the Series C Preferred Stock without ever having declared or paid a dividend on such stock.

     Notice of any proposed redemption shall be given by R&G Financial by mailing a copy of such notice to the holders of record of the shares of Series C Preferred Stock to be redeemed, at their address of record, not less than 30 nor more than 60 days prior to the redemption date. The notice of redemption to each holder of shares of Series C Preferred Stock shall specify the number of shares of Series C Preferred Stock to be redeemed, the redemption date and the redemption price payable to the holder upon redemption, and shall state that from and after the redemption date dividends will cease to accrue. If R&G Financial redeems less than all the shares owned by a holder, the notice shall also specify the number of shares of Series C Preferred Stock of the holder which are to be redeemed and the numbers of the certificates representing such shares. Any notice which is mailed in accordance with these procedures shall be conclusively presumed to have been properly given, whether or not the stockholder receives such notice. The failure by R&G Financial to give such notice by mail, or any defect in such notice, to the holders of any stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series C Preferred Stock.

     If the redemption notice is properly mailed and R&G Financial pays the redemption price, from and after the redemption date, all dividends on the shares of Series C Preferred Stock called for redemption shall cease to accrue and all rights of the holders of such shares being redeemed as R&G Financial stockholders shall cease on the redemption date. Holders will retain the right to receive the redemption price upon presentation of their stock certificates. If R&G Financial redeems less than all the shares represented by any certificate, a new certificate representing the unredeemed shares shall be issued without cost to the holder.

     At its option, R&G Financial may, on or prior to the redemption date, irrevocably deposit the entire amount payable upon redemption of the shares of the Series C Preferred Stock to be redeemed with a bank or trust company designated by R&G Financial having its principal office in New York, New York, San Juan, Puerto Rico, or any other city in which R&G Financial shall at that time maintain a transfer agent with respect to its capital stock, and having a combined capital and surplus of at least $50,000,000. The depositary will hold this amount in trust for payment to the holders of the shares of the Series C Preferred Stock to be redeemed. If the deposit is made and the funds deposited are immediately available to the holders of the shares of the Series C Preferred Stock to be redeemed, R&G Financial will no longer have any obligation to make payment of the amount payable upon redemption of the shares of the Series C Preferred Stock to be redeemed. Following the deposit, except as discussed in the next paragraph, holders of these shares shall look only to the depositary for payment.

     Any funds remaining unclaimed at the end of two years after the redemption date for which such funds were deposited shall be returned to R&G Financial and thereafter, the holders of shares of the Series C Preferred Stock called for redemption shall look only to R&G Financial for the payment of the redemption price. Any interest accrued on any funds deposited with the depositary shall belong to R&G Financial and shall be paid to it from time to time on demand.

     After the redemption of any shares of Series C Preferred Stock, the redeemed shares shall have the status of authorized but unissued shares of preferred stock, without designation as to series, until such shares are once more designated as part of a particular series by the Board of Directors.

  Certain Regulatory Considerations Affecting Redemptions

     Under current regulations, R&G Financial may not redeem the Series C Preferred Stock without the prior approval of the Federal Reserve Board. Ordinarily, the Federal Reserve Board will not permit a redemption unless (1) the shares are redeemed with the proceeds of a sale of common stock or perpetual preferred stock, or (2) the Federal Reserve Board determines that R&G Financial's condition and circumstances warrant the reduction of a source of permanent capital.

     Also, under Puerto Rico law, R&G Financial may not redeem any shares of its capital stock unless the assets remaining after the redemption are sufficient to pay any debts for which payment has not otherwise been provided.

LIQUIDATION PREFERENCE

     In the event of any liquidation, dissolution or winding up of R&G Financial, the record holders of shares of Series C Preferred Stock will be entitled to receive out of the assets of R&G Financial available for distribution to stockholders, before any distribution is made to the holders of shares of common stock or on any other class or series of stock of R&G Financial ranking junior to the Series C Preferred Stock as to such a distribution, an amount equal to $25 per share, plus an amount equal to dividends accrued and unpaid for the then current dividend period to the date fixed for payment of such distribution.

     If R&G Financial is liquidated or dissolved and the amounts payable with respect to the Series C Preferred Stock and any other shares of stock of equal rank upon liquidation are not paid in full, the holders of the Series C Preferred Stock and of the other shares will share ratably in any such distribution of assets in proportion to the full liquidation preferences to which each would otherwise be entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of Series C Preferred Stock will not be entitled to any further participation in any distribution of assets of R&G Financial.

     A consolidation or merger of R&G Financial with or into any other corporation or corporations or the sale, lease or conveyance, whether for cash, shares of stock, securities or properties, of all or substantially all of R&G Financial assets will not be regarded as a liquidation, dissolution or winding up of R&G Financial.

VOTING RIGHTS

     As a holder of the Series C Preferred Stock, you will not be entitled to receive notice of or attend or vote at any meeting of R&G Financial stockholders, except as described below.

     If R&G Financial does not declare and pay dividends in full on the Series C Preferred Stock for eighteen monthly dividend periods, whether consecutive or not, the holders of outstanding shares of the Series C Preferred Stock, together with the holders of shares of any one or more other series of preferred stock entitled to vote for the election of directors in the event of any failure to pay dividends (such as the Series A Preferred Stock and the Series B Preferred Stock), acting as a single class, will be entitled to appoint two additional members to R&G Financial's Board of Directors or to remove any such member so appointed by them from office and to appoint another person in place of such member. To make this appointment, the holders of a majority in liquidation preference of these shares must send written notice to R&G Financial of the appointment or pass a resolution adopted by a majority of holders at a separate general meeting of those holders called for this purpose.

     Not later than 30 days after the right of holders of Series C Preferred Stock to elect directors arises, if written notice by a majority of the holders has not been given in accordance with the preceding sentence, R&G Financial's Board of Directors or an authorized committee is required to convene a separate special meeting for the above purpose. If the Board of Directors or such authorized committee fails to convene this meeting within the 30-day period, the holders of 10% of the outstanding shares of the Series C Preferred Stock and of any such other securities will be entitled to convene the meeting.

     The provisions of R&G Financial's Certificate of Incorporation and Bylaws relating to the convening and conduct of general meetings of stockholders will apply with respect to any separate special meeting. Any member of the Board of Directors so appointed shall vacate office if, following the event which gave rise to such appointment, R&G Financial resumes the payment of dividends in full on the Series C Preferred Stock and each such other series of stock for twelve consecutive monthly dividend periods, subject always to the revesting of the right of holders of the Series C Preferred Stock, voting as a class with the holders of any other series of stock having the right to vote for the election of directors solely in the event of a failure to pay dividends, acting as a single class, to elect two directors as provided herein in the event of any subsequent failure on the part of R&G Financial to pay dividends at the stated rate for any eighteen full monthly dividend periods, whether or not consecutive. R&G Financial's Certificate of Incorporation provides for a minimum of 5 board members and a maximum of 15 members. As of the date of this prospectus, the Board of Directors consisted of 12 members.

     Any amendment, alteration or repeal of the terms of the Series C Preferred Stock contained in R&G Financial's Certificate of Incorporation, which includes the Certificate of Designation of the Series C Preferred Stock, which would materially and adversely affect the powers, preferences, or special rights of the Series C Preferred Stock will require the approval of holders of at least two thirds of the outstanding aggregate liquidation preference of the Series C Preferred Stock. This approval can be evidenced either by a consent in writing or by a resolution passed at a meeting of the holders of the Series C Preferred Stock. The authorization or issuance of any shares of R&G Financial ranking senior to the Series C Preferred Stock as to dividend rights or rights on liquidation or similar events, will be considered a change requiring the consent of the Series C Preferred Stock. Conversely, the authorization or issuance of shares ranking, as to dividend rights or rights on liquidation or similar events, on a parity or junior to the Series C Preferred Stock, will not be considered a change requiring the consent of the holders of the Series C Preferred Stock. The approval of the holders is not required if, at or prior to the act with respect to which such vote would otherwise be required, all outstanding shares of Series C Preferred Stock shall have been redeemed or called for redemption and sufficient funds deposited in trust to effect such redemption.

     No vote of the holders of the Series C Preferred Stock will be required for R&G Financial to redeem or purchase and cancel the Series C Preferred Stock in accordance with its Certificate of Incorporation and the Certificate of Designation.

     R&G Financial will cause a notice of any meeting at which holders of Series C Preferred Stock are entitled to vote to be mailed to each record holder of the Series C Preferred Stock. Each such notice will include a statement setting forth (1) the date of such meeting, (2) a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote, and (3) instructions for deliveries of proxies.

  Certain Regulatory Issues Related to Voting Rights

     Under regulations adopted by the Federal Reserve Board, if the holders of shares of Series C Preferred Stock become entitled to vote for the election of directors as described above, the Series C Preferred Stock could be deemed a "class of voting securities." In this instance, a holder, other than a natural person, of 25% or more of the Series C Preferred Stock could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder, other than a natural person, of 5% that otherwise exercises a "controlling influence" over R&G Financial could also be subject to regulation under the Bank Holding Company Act. In addition, at any time the Series C Preferred Stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of Series C Preferred Stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

     Section 12 of the Puerto Rico Banking Law requires that the Commissioner of Financial Institutions of Puerto Rico approve any change of control involving a bank organized under the Banking Law. The Banking Law requires that the Commissioner be informed not less than 60 days prior to any transfer of voting stock of a Puerto Rico bank that results in any person owning, directly or indirectly, more than 5% of the outstanding voting stock of the bank. For the purposes of Section 12 of the Banking Law, the term "control" means the power to, directly or indirectly, direct or influence decisively the administration of the bank. The Commissioner has made an administrative determination that these provisions of the Banking Law are applicable to R&G Financial.

     Pursuant to the Banking Law, if the Commissioner receives notice of a proposed transaction that may result in a change of control of R&G Financial, the Commissioner is required to investigate and determine whether a change of control has occurred. The Commissioner will issue an authorization for the transfer of control of R&G Financial if the results of its investigations are in its judgment satisfactory. The decision of the Commissioner is final and unreviewable.

RANK

     The Series C Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank:

     - senior to all classes of common stock of R&G Financial, and to all other equity securities issued by R&G Financial the terms of which specifically provide that those equity securities will rank junior to the Series C Preferred Stock;

     - on a parity with R&G Financial's outstanding Series A Preferred Stock and Series B Preferred Stock, and with all other equity securities issued by R&G Financial the terms of which specifically provide that those equity securities will rank equal to the Series C Preferred Stock; and

     - junior to all equity securities issued by R&G Financial the terms of which specifically provide that those equity securities will rank senior to the Series C Preferred Stock.

     For this purpose, the term "equity securities" does not include debt securities convertible into or exchangeable for equity securities.

     R&G Financial may not issue shares ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the Series C Preferred Stock, except with the consent of the holders of at least two-thirds of the outstanding aggregate liquidation preference of the Series C Preferred Stock. See "-- Voting Rights" above.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Series C Preferred Stock is American Stock Transfer & Trust Co., New York, New York, or any successor thereto (the "Registrar and Transfer Agent").

     The transfer of a share of Series C Preferred Stock may be registered upon the surrender of the certificate evidencing the Series C Preferred Stock to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the office of the Registrar and Transfer Agent.

     Registration of transfers of Series C Preferred Stock will be effected without charge by or on behalf of R&G Financial but upon payment (or the giving of such indemnity as the Registrar and Transfer Agent may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

     R&G Financial will not be required to register the transfer of Series C Preferred Stock after such Series C Preferred Stock has been called for redemption.

REPLACEMENT OF LOST CERTIFICATES

     If any certificate for a Series C Preferred Stock is mutilated or alleged to have been lost, stolen or destroyed, a new certificate representing the same share may be issued to the holder upon request subject to delivery of the old certificate or, if alleged to have been lost, stolen or destroyed, compliance with such conditions as to evidence, indemnity and the payment of any out-of-pocket expenses in connection with the request as R&G Financial may determine.

NO PREEMPTIVE OR PREFERENTIAL RIGHTS

     As a holder of the Series C Preferred Stock, you will have no preemptive or preferential rights to purchase any securities of R&G Financial.

NO REPURCHASE AT THE OPTION OF THE HOLDERS

     As a holder of the Series C Preferred Stock, you will have no right to require R&G Financial to redeem or repurchase any shares of Series C Preferred Stock.

NO MANDATORY REDEMPTION OR SINKING FUND OBLIGATION

     The shares of Series C Preferred Stock are not subject to any mandatory redemption, sinking fund or similar obligation.

PURCHASE OF SHARES BY R&G FINANCIAL

     R&G Financial may, at its option, purchase shares of the Series C Preferred Stock from holders thereof from time to time, by tender, in privately negotiated transactions or otherwise.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     R&G Financial is authorized to issue 80,000,000 shares of capital stock, of which 70,000,000 are shares of common stock, and 10,000,000 are shares of preferred stock, par value $0.01 per share. The following is a summary of certain rights and privileges of R&G Financial's common stock and preferred stock. Statements in this summary are qualified in their entirety by reference to R&G Financial's Certificate of Incorporation and to the General Corporation Law of 1995 of Puerto Rico.

COMMON STOCK

     R&G Financial's common stock is divided into 40,000,000 Class A Shares, of which as of September 30, 2000, 18,440,556 were owned by Mr. Victor J. Galan, Chairman of the Board and Chief Executive Officer of R&G Financial, and 30,000,000 Class B Shares, of which as of such date, 10,225,696 Class B Shares were outstanding and held by members of the general public. R&G Financial's Class B shares are listed on the Nasdaq Stock Market under the symbol "RGFC." R&G Financial's common stock does not represent non-withdrawable capital, is not an account of an insurable type, and is not insured by the FDIC.

     Subject to the rights of the holders of preferred stock to elect directors under certain circumstances, the holders of R&G Financial's common stock possess exclusive voting rights in R&G Financial. They elect the Board of Directors and act on such other matters as are required to be presented to them under Puerto Rico law or R&G Financial's Certificate of Incorporation or as are otherwise presented to them by the Board of Directors. Except for matters where applicable law requires the approval of one or both classes of common stock voting as separate classes, holders of Class A Shares and Class B Shares generally vote as a single class on all matters submitted to a vote of the shareholders, including the election of directors. Holders of Class A Shares are entitled to two votes per share and holders of Class B Shares are entitled to one vote per share.

     Each record holder of Class A Shares is entitled to convert any or all of the Class A Shares held by such holder into Class B Shares at the rate of one Class B Share for each Class A Share so converted. The Class B Shares do not carry any conversion rights and are otherwise not convertible into Class A Shares.

     Subject to any dividend preferences which may be established with respect to any series of preferred stock, holders of Class A Shares and Class B Shares are entitled to share ratably, as a single class, in dividends when and as declared by the Board of Directors out of funds legally available for the payment of dividends.

     In the event of the liquidation, dissolution or distribution of assets of R&G Financial, the holders of its common stock would be entitled to receive all of its assets available for distribution, after payment or provision for payment of all debts and liabilities and liquidation distributions due to holders of R&G Financial's preferred stock. The Series A Preferred Stock and the Series B Preferred Stock have, and the Series C Preferred Stock will have, a priority over the holders of R&G Financial's common stock in the event of a liquidation, dissolution or distribution of assets.

     Holders of R&G Financial's common stock are not entitled to preemptive rights with respect to any shares which may be issued in the future. R&G Financial's common stock is not subject to redemption.

PREFERRED STOCK

     Prior to this offering, R&G Financial had issued 2,000,000 shares of Series A Preferred Stock and 1,000,000 shares of Series B Preferred Stock, both of which rank pari passu with respect to the Series C Preferred Stock. Except with respect to the dividend rate and redemption and maturity dates, the Series A Preferred Stock and the Series B Preferred Stock each have terms which are substantially the same as the terms of the Series C Preferred Stock. R&G Financial may issue other series of preferred stock with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights as it may deem appropriate under the circumstances.

RESTRICTIONS ON ACQUISITION OF R&G FINANCIAL

     Restrictions in the Certificate of Incorporation and Bylaws. A number of provisions of R&G Financial's Certificate of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Certificate of Incorporation and Bylaws which might be deemed to have a potential "anti-takeover" effect. Reference should be made in each case to such Certificate of Incorporation and Bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

     Board of Directors. R&G Financial's Certificate of Incorporation contains provisions relating to the Board of Directors and provides, among other things, that the Board of Directors shall be divided into three classes as nearly equal in number as possible with the term of office of one class expiring each year. Cumulative voting in the election of directors is prohibited. Directors may be removed with or without cause at a duly constituted meeting of stockholders called expressly for that purpose. Any vacancy occurring in the Board of Directors for any reason (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board, or by the sole remaining director, and a director appointed to fill a vacancy shall serve for the remainder of the term to which the director being replaced had been elected, and until his successor has been elected and qualified.

     R&G Financial's Bylaws govern nominations for election to the Board, and provide that nominations for election to the Board of Directors may be made by the nominating committee of the Board of Directors or by a stockholder eligible to vote at an annual meeting of stockholders who has complied with specified notice requirements. Written notice of a stockholder nomination must be delivered to, or mailed to and received at, the principal executive offices not later than ninety days prior to the anniversary date of the mailing of the proxy materials in connection with the immediately preceding annual meeting and, with respect to an election to be held at a special meeting of stockholders, no later than the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.

     Limitation of Liability. R&G Financial's Certificate of Incorporation provides that the personal liability of the directors and officers for monetary damages shall be limited to the fullest extent permitted by the General Corporation Law of the Commonwealth of Puerto Rico ("Puerto Rico Corporate Law").

     Indemnification of Directors, Officers, Employees and Agents. R&G Financial's Bylaws provide that R&G Financial shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding of R&G Financial, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of R&G Financial, or is or was serving at its written request as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent authorized by Puerto Rico Corporate Law. Notwithstanding the foregoing, R&G Financial shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without the prior written consent of R&G Financial or any action, suit or proceeding initiated by any person seeking indemnification without the prior written consent of R&G Financial. R&G Financial's Bylaws also provide that reasonable expenses incurred by a director, officer, employee or agent of R&G Financial in defending any civil, criminal, suit or proceeding may be paid by R&G Financial in advance of the final disposition of such action, suit or proceeding.

     Special Meetings of Stockholders and Stockholder Proposals. R&G Financial's Bylaws provide that special meetings of stockholders, for any purpose or purposes, may be called by the Chairman of the Board, the President or by the affirmative vote of a majority of the Board of Directors then in office. Only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. In order to be properly brought before an annual meeting, business must either be brought before the meeting by or at the direction of the Board of Directors or otherwise by a stockholder who has given timely notice thereof (along with specified information) in writing. For stockholder proposals to be included in R&G Financial's proxy materials, the stockholder must comply with all the timing and informational requirements of the Securities Exchange Act of 1934, as amended. With respect to stockholder proposals to be considered at the annual meeting of stockholders but not included in R&G Financial's proxy materials, the stockholder's notice must be delivered to or mailed and received at R&G Financial's principal executive offices not later than 90 days prior to the anniversary date of the mailing of the proxy materials in connection with the immediately preceding annual meeting.

     Amendment of Certificate of Incorporation and Bylaws. R&G Financial's Certificate of Incorporation generally provides that any amendment of the Certificate must be first approved by a majority of the Board of Directors and, to the extent required by law, then by the holders of a majority of the votes eligible to be cast in an election of directors, except that the approval of shares representing 75% of the votes eligible to be cast in an election of directors, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, is required for any amendment concerning R&G Financial's directors, bylaws, limitation on liability of directors and officers and amendments, unless any such proposed amendment is approved by a vote of two-thirds of the Board of Directors then in office. R&G Financial's Bylaws may be amended by the Board or by the stockholders. Such action by the stockholders requires the affirmative vote of the holders of a majority of the votes eligible to be cast generally in an election of directors, except that the approval of shares representing 75% of the votes eligible to be cast generally in an election of directors is required for any amendment to the Bylaws which is inconsistent with the provisions in R&G

Financial's Certificate of Incorporation which address the foregoing provisions and which are not approved by the affirmative vote of two-thirds of R&G Financial's Board of Directors then in office.

     Other Restrictions on Acquisition of R&G Financial. Under the Change in Bank Control Act ("CIBCA"), a notice must be submitted to the Federal Reserve Board if any person, or group acting in concert, seeks to acquire 10% or more of R&G Financial's shares of common stock outstanding, unless the Federal Reserve Board finds that the acquisition will not result in a change in control of R&G Financial. Under the CIBCA, the Federal Reserve Board has 60 days within which to act on such notices, taking into consideration certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the communities served by the R&G Financial and R-G Premier Bank, and the antitrust effects of the acquisition. Under the Bank Holding Company Act, any company would be required to obtain prior approval from the Federal Reserve Board before it may obtain control of R&G Financial. Control generally is defined to mean the beneficial ownership of 25% or more of any class of R&G Financial's voting securities. Under the Puerto Rico Banking Act, a notice must be submitted to the Office of the Commissioner of Financial Institutions ("OCFI") not less than 60 days prior to the consummation of any transfer of R&G Financial stock if, after such transfer, the transferee (including any group acting in concert) will own more than 5% of R&G Financial's outstanding voting stock. Such transfer will require the approval of the OCFI if it will result in a change of control of R&G Financial. A transfer will be presumed to result in a change of control if, as a result of such transfer, a person or group that did not own more than 5% of R&G Financial's outstanding voting stock prior to such transfer owns more than 5% of such stock. In acting upon any such request for approval, the OCFI must take into consideration factors such as the experience and moral and financial responsibility of the transferee, its impact on the operations of R-G Premier Bank, whether the change of control threatens the interest of R-G Premier Bank's depositors, creditors or shareholders and any public interest considerations.

                                    TAXATION

GENERAL

     The following is a summary of the material Puerto Rico tax and United States federal income tax considerations relating to the purchase, ownership and disposition of the Series C Preferred Stock. This summary is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Series C Preferred Stock and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

     This summary is based on the tax laws of Puerto Rico and the United States Internal Revenue Code of 1986, as amended (the "Code"), as in effect on the date of this prospectus, as well as regulations, including existing and proposed regulations of the U.S. Department of the Treasury ("Treasury Regulations"), administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

     Prospective purchasers of the Series C Preferred Stock should consult their own tax advisors as to the Puerto Rico, United States or other tax consequences of the purchase, ownership and disposition of the Series C Preferred Stock, including the application to their particular situations of the tax considerations discussed below, such as life insurance companies, special partnerships, Subchapter N corporations (under Puerto Rico law), registered investment companies, certain pension trusts, tax-exempt entities, dealers in securities, financial institutions, persons who hold Series C Preferred Stock as part of an integrated investment (including a straddle) or to persons whose functional currency is not the U.S. dollar or who own 10% or more of R&G Financial's voting stock, as well as the application of any state, local, foreign or other tax.

PUERTO RICO TAXATION

     For purposes of the discussion below, the term "Puerto Rico corporation" is used to refer to a corporation organized under the laws of Puerto Rico and the term "foreign corporation" is used to refer to a corporation organized under the laws of a jurisdiction other than Puerto Rico.

             OWNERSHIP AND DISPOSITION OF SERIES C PREFERRED STOCK

     TAXATION OF DIVIDENDS

     General. Distributions of cash or other property made by R&G Financial on the Series C Preferred Stock will be treated as dividends to the extent that R&G Financial has current or accumulated earnings and profits. To the extent that a distribution exceeds R&G Financial's current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the Series C Preferred Stock in the hands of the holder. The excess of any distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the Series C Preferred Stock and will be subject to income tax as described below.

     The following discussion regarding the income taxation of dividends on Series C Preferred Stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend paid by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation has derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration of the dividend or for such part of such period as the corporation has been in existence. R&G Financial has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1996.

     Individual Residents of Puerto Rico and Puerto Rico Corporations. In general, individuals who are residents of Puerto Rico will be subject to a special 10% income tax (the "10% Special Tax") on dividends paid on the Series C Preferred Stock. This tax is generally required to be withheld by R&G Financial. An individual may elect for this withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%.

     Puerto Rico corporations will be subject to income tax on dividends paid on the Series C Preferred Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid on the Series C Preferred Stock. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation's net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction.

     As a practical matter, dividends on the Series C Preferred Stock held in street name through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a separate 10% withholding tax imposed on foreign corporations. See "-- Foreign Corporations." Accordingly, individuals resident of Puerto Rico who desire to file an election out of the applicable 10% Special Tax and applicable withholding tax should have their shares of Series C Preferred Stock issued and registered in their own names. Similarly, Puerto Rico corporations that own shares of Series C Preferred Stock and wish to avoid the withholding imposed on foreign corporations should have their shares issued and registered in their own names in order to ensure that no withholding is made on dividends.

     United States Citizens Not Residents of Puerto Rico. Dividends paid on the Series C Preferred Stock to a United States citizen who is not a resident of Puerto Rico will be subject to the 10% Special Tax which will be withheld by R&G Financial. These individuals may elect for the withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%. In the event such individuals opt out of the 10% Special Tax, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with R&G Financial a withholding exemption certificate to the effect that the individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. Withholding exemption certificates will only be accepted by R&G Financial or its agent from individuals who have the shares of Series C Preferred Stock registered in their names. Individuals who hold shares of Series C Preferred Stock in street name will not be eligible to file with R&G Financial or its agent withholding exemption certificates.

     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. Dividends paid on the Series C Preferred Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by R&G Financial.

     Foreign Corporations. The income taxation of dividends paid on the Series C Preferred Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

     A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on their net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the Series C Preferred Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

     In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the Series C Preferred Stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

     A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Series C Preferred Stock.

     Partnerships. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to corporations is equally applicable in the case of most partnerships.

     TAXATION OF GAINS UPON SALES OR EXCHANGES OTHER THAN REDEMPTIONS

     General. The sale or exchange of Series C Preferred Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Series C Preferred Stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the Series C Preferred Stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder's holding period of the Series C Preferred Stock exceeds six months.

     Individual Residents of Puerto Rico and Puerto Rico Corporations. Gain on the sale or exchange of Series C Preferred Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%.

     If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 25%.

     United States Citizens Not Residents of Puerto Rico. A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of Series C Preferred Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of Series C Preferred Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Series C Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series C Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 20% of the payments received will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 20%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under "-- United States Citizens Not Residents of Puerto Rico." However, if the gain resulting from the sale or exchange of Series C Preferred Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

     Foreign Corporations. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of Series C Preferred Stock if the gain is (1) from sources within Puerto Rico or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 25% if it qualifies as a long-term capital gain.

     In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of Series C Preferred Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

     A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Series C Preferred Stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of Series C Preferred Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the Series C Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series C Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the shareholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

     Partnerships. Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to corporations is equally applicable to most partnerships.

     TAXATION OF REDEMPTIONS

     A redemption of shares of the Series C Preferred Stock for cash will be treated as a distribution taxable as a dividend to the extent of R&G Financial's current or accumulated earnings and profits if the redemption is essentially equivalent to a dividend. Under regulations issued by the Department of the Treasury of Puerto Rico (1) a redemption of stock that completely terminates a shareholder's interest in a corporation does not constitute a dividend, and (2) certain pro rata redemptions among all the shareholders will be treated as a dividend. In situations not described by these regulations, the Department of the Treasury of Puerto Rico will generally follow principles applied by United States courts and the United States Internal Revenue Service under the Code, in determining whether a distribution is essentially equivalent to a dividend. The Department of the Treasury of Puerto Rico, however, is not bound by such principles and is free to adopt a different rule.

     If the redemption of the Series C Preferred Stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under "-- Taxation of Gains upon Sales or Exchanges Other Than Redemptions" for a sale or exchange of Series C Preferred Stock. Gain on the redemption of Series C Preferred Stock will generally be recognized and will be subject to income tax. If the stockholder of the Series C Preferred Stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for the alternative tax rate of 25%.

     If the stockholder of the Series C Preferred Stock is an individual who is not a resident of Puerto Rico or a foreign corporation or foreign partnership, any gain realized by the holder on the redemption of the Series C Preferred Stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by the holder in Puerto Rico. The Puerto Rico income tax law does not provide clear rules in this area. As a result thereof, these prospective shareholders should be aware that gain realized from a redemption of the Series C Preferred Stock may be treated as income from sources within Puerto Rico or effectively connected income and subject to income tax accordingly.

                            ESTATE AND GIFT TAXATION

     The transfer of Series C Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the Series C Preferred Stock by death or gift.

                           MUNICIPAL LICENSE TAXATION

     Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the Series C Preferred Stock or on any gain realized on the sale, exchange or redemption of the Series C Preferred Stock.

     A corporation or partnership, Puerto Rico or foreign, that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the Series C Preferred Stock and on the gain realized on the sale, exchange or redemption of the Series C Preferred Stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

                               PROPERTY TAXATION

     The Series C Preferred Stock will not be subject to property tax.

UNITED STATES TAXATION

     The following discussion is limited to the United States federal tax consequences of the ownership and disposition of the Series C Preferred Stock by U.S. Holders, as defined below, and corporations organized under the laws of Puerto Rico ("PR Corporations"). This discussion is based on the Code, existing and proposed regulations of the U.S. Department of the Treasury promulgated thereunder, administrative pronouncements and judicial decisions, all of which are subject to change, even with retroactive effect. This discussion deals only with Series C Preferred Stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of that person's particular circumstances or to purchasers subject to special rules, such as entities that are taxed under the Code as partnerships, Subchapter S corporations, life insurance companies, tax exempt entities, dealers in securities, financial institutions, or to persons whose functional currency is not the U.S. dollar.

     As used herein, the term "U.S. Holder" means a beneficial owner of Series C Preferred Stock that does not own directly, constructively or by attribution, 10% or more of the voting stock of the R&G Financial and is, for United States federal income tax purposes: a citizen or resident of the United States, a corporation organized under the laws of a state of the United States, a corporation organized under the laws of the United States or of any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as such term is defined in the Code) have authority to control all substantial decisions of the trust. The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term "Puerto Rico U.S. Holder" means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year.

             OWNERSHIP AND DISPOSITION OF SERIES C PREFERRED STOCK

     TAXATION OF DIVIDENDS

     General. Dividends on the Series C Preferred Stock will constitute gross income from sources outside the United States if less than 25% of the gross income from all sources of R&G Financial for the three-year period ending with the close of the taxable year preceding the deduction of such dividends (or for such part of such period as R&G Financial has been in existence) was effectively connected with a trade or business within the United States. Since its incorporation in 1996, less than 25% of R&G Financial's gross income has been effectively connected in the conduct of a trade or business in the United States, and R&G Financial expects to satisfy such gross income test on an ongoing basis. Accordingly, dividends on the Series C Preferred Stock distributed by R&G Financial will constitute gross income from sources outside the United States so long as R&G Financial continues to meet such gross income test.

     U.S. Holders Other Than Puerto Rico U.S. Holders. Subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions made with respect to the Series C Preferred Stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income to the extent the distributions are paid out of current or accumulated earnings and profits of R&G Financial as determined for United States federal income tax purposes. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by R&G Financial exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, the excess will be treated first as a tax-free return of the U.S. Holder's tax basis in the Series C Preferred Stock and thereafter as capital gain.

     Subject to certain conditions and limitations contained in the Code, the Puerto Rico income tax imposed on dividends distributed by R&G Financial in accordance with Puerto Rico law will be eligible for a deduction or a credit against the U.S. Holder's United States federal income tax liability. See "Puerto Rico Taxation -- Ownership and Disposition of Series C Preferred
Stock -- Taxation of Dividends" above. For purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by R&G Financial will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), foreign source "financial services income."

     Puerto Rico U.S. Holders. In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions of dividends made by R&G Financial on the Series C Preferred Stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico, will not be includable in the stockholder's gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income.

     PR Corporations. In general, distributions of dividends made by R&G Financial on the Series C Preferred Stock to a PR Corporation will not, in the hands of the PR Corporation, be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies."

     TAXATION OF CAPITAL GAINS

     U.S. Holders Other Than Puerto Rico U.S. Holders. A U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize gain or loss on the sale or other disposition of Series C Preferred Stock, including redemptions treated as sales or exchanges of the Series C Preferred Stock under Section 302 of the Code, in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Series C Preferred Stock and the amount realized on the sale or other disposition. Subject to the discussion under "-- Passive Foreign Investment Company Rules" below, the gain or loss will be a capital gain or loss. U.S. Holders should consult their own tax advisors concerning the treatment of capital gains and losses. Redemptions of the Series C Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends.

     Gain recognized by a U.S. Holder on the sale or other disposition of Series C Preferred Stock generally will be treated as United States source income.

     Puerto Rico U.S. Holders. In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, gain from the sale or exchange of the Series C Preferred Stock, including redemptions treated as sales or exchanges of the Series C Preferred Stock under Section 302 of the Code, by a Puerto Rico U.S. Holder that is a nonresident under Section 865(a)(2) of the Code (1) will constitute income from sources within Puerto Rico, (2) will not be includable in the stockholder's gross income and (3) will be exempt from United States federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income. Redemptions of the Series C Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends.

     PR Corporations. In general, any gain derived by a PR Corporation from the sale or exchange of the Series C Preferred Stock will not, in the hands of the PR Corporation, be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies." Redemptions of the Series C Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends.

     Backup Withholding. Certain noncorporate U.S. Holders may be subject to backup withholding at the rate of 31% on dividends paid or the proceeds of a sale, exchange or redemption of Series C Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

                    PASSIVE FOREIGN INVESTMENT COMPANY RULES

     The Code provides special rules for distributions received by U.S. Holders on stock of a Passive Foreign Investment Company ("PFIC") as well as amounts received from the sale or other disposition of PFIC stock. For purposes of these rules pledges are considered dispositions.

     Based upon certain proposed Treasury Regulations under the PFIC provisions of the Code (the "Proposed Regulations"), R&G Financial believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to R&G Financial's expectation, the Series C Preferred Stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules, regardless of whether R&G Financial remains a PFIC, with respect to (1) any "excess distribution" by R&G Financial to the U.S. Holder and (2) any gain realized on the sale, pledge or other disposition of Series C Preferred Stock. An "excess distribution" is, generally, any distributions received by the U.S. Holder on the Series C Preferred Stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the Series C Preferred Stock if shorter.

     Under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Series C Preferred Stock,
(2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which R&G Financial is a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

     As an alternative to these rules, if R&G Financial were a PFIC and, effective for taxable years of U.S. Holders beginning after December 31, 1997, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their Series C Preferred Stock, provided that the Series C Preferred Stock will constitute "marketable stock" for purposes of these rules.

     In general, the Proposed Regulations provide that Puerto Rico U.S. Holders would be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the Series C Preferred Stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain cases, a portion thereof.

     Under current law, if R&G Financial is a PFIC in any year, a U.S. Holder who beneficially owns Series C Preferred Stock during that year must make an annual return on IRS Form 8621 that describes any distributions received from R&G Financial and any gain realized on the disposition of Series C Preferred Stock.

                            ESTATE AND GIFT TAXATION

     The transfer of Series C Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to U.S. federal estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of the Series C Preferred Stock by death or gift.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), R&G Financial has agreed to sell to each of the underwriters named below, and each of such underwriters has severally agreed to purchase from R&G Financial, the aggregate number of shares of Series C Preferred Stock set forth opposite its name below. The table does not include the 360,000 shares of Series C Preferred Stock subject to the over-allotment option discussed below.

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
UBS PaineWebber Incorporated of Puerto Rico.................     1,200,000
Keefe, Bruyette & Woods, Inc................................       240,000
Popular Securities, Inc.....................................       480,000
Santander Securities Corporation............................       480,000
                                                                 ---------
          Total.............................................     2,400,000
                                                                 =========

     Under the terms and conditions of the Underwriting Agreement, R&G Financial is obligated to sell, and the underwriters are obligated to purchase, all of the shares of Series C Preferred Stock shown on the table above, if any are purchased.

     The underwriters propose to offer the shares of Series C Preferred Stock to the public initially at the public offering price set forth on the cover page of this prospectus, and to certain selected dealers at the public offering price less a concession not to exceed $0.50 per share. After the shares of Series C Preferred Stock are released to the public, the public offering price and other selling terms may be changed by the underwriters.

     R&G Financial has granted the underwriters an option exercisable for 30 days from the date of this prospectus, to purchase up to 360,000 additional shares of Series C Preferred Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts, as shown on the cover page of this prospectus. If the underwriters exercise this option, then each of the underwriters will have a firm commitment, subject to certain conditions contained in the Underwriting Agreement, to purchase a number of option shares proportionate to the underwriter's initial commitment as indicated in the table above. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of Series C Preferred Stock offered hereby.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by R&G Financial as well as the proceeds received by R&G Financial from the offering, before deducting expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 360,000 shares.

                                                                                          TOTAL,
                                                                                         ASSUMING
                                                                                     FULL EXERCISE OF
                                                                                      OVER-ALLOTMENT
                                                           PER SHARE      TOTAL           OPTION
                                                           ---------   -----------   ----------------
Public Offering Price....................................  $  25.00    $60,000,000     $69,000,000
Underwriting Discount....................................    0.7875      1,890,000       2,173,500
Proceeds to R&G Financial................................   24.2125     58,110,000      66,826,500

     In connection with this offering, certain underwriters may engage in passive market making transactions on the Nasdaq Stock Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq Stock Market limited by the bid prices and effect in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Series C Preferred Stock during a specified period and must be discontinued when that limit is reached. Passive market making may stabilize the market price of the Series C Preferred Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Until the distribution of the Series C Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the Series C Preferred Stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the Series C Preferred Stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series C Preferred Stock.

     If the underwriters create a short position in the Series C Preferred Stock in connection with the offering, i.e., if the underwriters sell more shares of Series C Preferred Stock than are set forth on the cover page of this prospectus, they may reduce that short position by purchasing shares of Series C Preferred Stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.

     R&G Financial estimates that the total expense of this offering, excluding underwriting discounts and commissions, will be $275,625.

     R&G Financial has agreed to indemnify the several underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect thereof.

     Several of the underwriters have from time to time been customers of, engaged in transactions with, or performed services for, R&G Financial and its subsidiaries in the ordinary course of business. Such transactions and services are expected to continue in the future.

     R&G Financial has been approved for listing of the Series C Preferred Stock on the Nasdaq Stock Market under the symbol "RGFCN." Trading of the Series C Preferred Stock is expected to commence not later than 30 days after initial delivery of the Series C Preferred Stock. R&G Financial has been advised by the underwriters that they intend to make a market in the Series C Preferred Stock prior to the commencement of trading. The underwriters will have no obligation to make a market in the Series C Preferred Stock, however, and may cease market making activities, if commenced, at any time.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows R&G Financial to "incorporate by reference" the information it files with them, which means R&G Financial can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that R&G Financial files with the Securities Exchange Commission automatically updates and supersedes previously filed information. R&G Financial has previously filed the following documents with the Securities Exchange Commission and is incorporating them by reference into this prospectus:

     - Annual Report on Form 10-K for the year ended December 31, 1999, as amended;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

     - Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as amended;

     - Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, as amended; and

     - Current Report on Form 8-K dated as of February 16, 2001.

     R&G Financial also incorporates by reference all documents filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until all the shares being offered by this prospectus are sold.

     R&G Financial will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into such documents. Requests for copies should be directed to R&G Financial, Attention: Enrique Umpierre-Suarez, Secretary, 280 Jesus T. Pinero Avenue, San Juan, Puerto Rico 00918; telephone number: (787) 729-8200.

                      WHERE YOU CAN FIND MORE INFORMATION

     R&G Financial files annual, quarterly and current reports, proxy statements and other information with the Securities Exchange Commission. R&G Financial has also filed with the Securities Exchange Commission a Registration Statement on Form S-3, to register the Series C Preferred Stock being offered in this prospectus. This prospectus, which forms part of the Registration Statement, does not contain all of the information included in the Registration Statement. For further information about R&G Financial and the shares of Series C Preferred Stock offered in this prospectus, you should refer to the Registration Statement and its exhibits.

     You may read and copy any document filed by R&G Financial with the Securities Exchange Commission at the Securities Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. R&G Financial files its Securities Exchange Commission materials electronically with the Securities Exchange Commission, so you can also review R&G Financial's filings by accessing the web site maintained by the Securities Exchange Commission at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities Exchange Commission.

                                 LEGAL MATTERS

     The validity of the Series C Preferred Stock will be passed upon for R&G Financial by Kelley Drye & Warren LLP, Washington, D.C. The validity of the Series C Preferred Stock will be passed upon as to matters of Puerto Rico law for R&G Financial by McConnell Valdes, San Juan, Puerto Rico. Kelley Drye & Warren LLP will rely as to all matters of the laws of the Commonwealth of Puerto Rico upon the opinion of McConnell Valdes. The discussion of Puerto Rico and U.S. tax issues arising in connection with the Series C Preferred Stock has been provided by McConnell Valdes, San Juan, Puerto Rico, and by Kelley Drye & Warren LLP, Washington, D.C., respectively. As of the date of this prospectus, certain members of Kelley Drye & Warren LLP owned in the aggregate approximately 9,690 Class B Shares of R&G Financial's common stock. Certain legal matters will be passed upon for the underwriters by Fiddler Gonzalez & Rodriguez, LLP, San Juan, Puerto Rico.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of R&G Financial Corporation for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                                2,400,000 SHARES

                        (R&G FINANCIAL CORPORATION LOGO)

                              7.60% NONCUMULATIVE
                            PERPETUAL MONTHLY INCOME
                           PREFERRED STOCK, SERIES C

                         PRICE TO PUBLIC: $25 PER SHARE

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                          UBS PAINEWEBBER INCORPORATED
                                 OF PUERTO RICO

                            ------------------------

                         KEEFE, BRUYETTE & WOODS, INC.
                               POPULAR SECURITIES
                              SANTANDER SECURITIES

                                 MARCH 8, 2001

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